Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

April 24, 2007

PACIFIC ASIA CHINA ENERGY INC UPDATES

CBM PROJECTS & COAL DEGASIFICATION INITIATIVE:

FIRST REVENUES RECEIVED FROM SHENHUA CONTRACT

Pacific Asia China Energy Inc. (“PACE-“the Company”) is pleased to update shareholders on its CBM pilot project at Guizhou in south-central China, its Huangshi CBM  exploration program, and its coal mine degasification initiative which is being operated by the Company’s 50% owned subsidiary, PACE Mitchell Drilling Corp.

Guizhou CBM Project

At Guizhou, the Company is preparing a pilot production test at its Mayi block, where 6 slim core-holes were drilled in 2006. The program tested thickness and distribution of all coal seams as well as gas content, gas composition and adsorption properties of the main coals seams in the sequence. In addition, 65 km of 2D seismic was completed and processed. Three vertical wells will be drilled with fracc stimulation to test the primary coal seams at a depth of 600-800m.  Drill site preparation has been completed, and the drilling contract will be finalized on receipt of all necessary permits. The program is expected to begin in early May. All wells will be placed on submersible pumps and tested for a period of three to four months to establish a production profile.

Huangshi CBM Project.

After a thorough evaluation of the data and extensive site analysis, two locations have been identified for slim core-hole testing. Pending results, it is expected that one site will be selected for a vertical well fracc stimulation test. This exploration program is expected to be begin in early summer.

Coal Degasification Initiative

In February, PACE Mitchell Drilling Corp announced its first coal degasification contract, with the Shenhua Group, China’s largest coal producer.  An AU $10 million (US $ 8.3 million) contract with a consortium of partners was signed to provide a turn-key operation at Shenhua’s Baijigou Coal Mine site located in Ningxia Province (See news release, February 19, 2007). The Company is pleased to report that first revenues to PACE Mitchell Drilling in the amount of US $270,000 have been received from this contract. The first Dymaxion drill rig has arrived at the mine location and site preparation work is now underway. Degasification operations are expected begin during the second week of May. In addition, management has agreed to send the second Dymaxion drill rig, which is presently en route to China, to the Baijigou Coal Mine site. The use of two rigs will allow the project to be completed ahead of the original schedule. On completion, it is planned to transport one drill rig to the Company’s Guizhou CBM project, while the second rig will be used for degasification projects. Negotiations for additional degasification contracts are ongoing.

Under terms of the joint venture agreement, PACE is entitled to be reimbursed for the purchase of the Dymaxion rigs. During 2006, two new rigs were purchased with additional equipment at a cost of approximately US $6 million. Construction of the second Dymaxion drill rig has now been completed and it is expected to arrive at the Baijigou Coal Mine site during May.

Financing

On April 9, 2007, the Company announced that it had closed the first tranche of a C$10 million private placement with institutional investors totaling C $5.4 million. The second closing is expected to be completed and announced shortly.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Scott Koyich

DSK Consulting Ltd.

"Devinder Randhawa"

Ph: (403) 215-5979

skoyich@pace-energy.com

Devinder Randhawa, Chairman & CEO

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.